DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04006851

January 23, 2004

Gary W. Kyle
Chief Corporate Counsel
Sempra Energy
101 Ash Street, HQ12A
San Diego, CA 92101-3017

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-23-2004

Re: Sempra Energy
Incoming letter dated December 17, 2003

Dear Mr. Kyle:

This is in response to your letter dated December 17, 2003 concerning the shareholder proposal submitted to Sempra by the Central Laborers' Pension, Welfare & Annuity Funds. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 03 2004
THOMSON FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Barry McAnarney
Executive Director
Central Laborers' Pension, Welfare & Annuity Funds
P.O. Box 1267
Jacksonville, IL 62651

103208

Sempra Energy®

Gary W. Kyle
Chief Corporate Counsel

101 Ash Street, HQ12A
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
gkyle@sempra.com

Securities Exchange Act of 1934
Rule 14a-8(i)(11)

December 17, 2003

Via Federal Express
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Duplicate Shareholder Proposal

Ladies and Gentlemen:

We have received from the Central Laborers' Pension, Welfare & Annuity Funds a shareholder proposal for inclusion in the proxy materials for our 2004 Annual Meeting of Shareholders pursuant to the Commission's Shareholder Proposal Rule.

The proposal, which recommends that an independent director serve as chairman of the board, is substantively identical to a proposal that we received from Ms. Marta Harris prior to receiving the Central Laborers' proposal. We expect to include Ms. Harris' proposal in our proxy materials.

Accordingly, we intend to omit the Central Laborers' proposal from our proxy materials in reliance upon Rule 14a-8(i)(11) under the Securities Exchange Act of 1934. If for any reason Ms. Harris' proposal were not to be included in our proxy materials, we would so include the Central Laborers' proposal.

The Proposals

The Central Laborers' proposal, if approved by shareholders, would recommend an independent chairman of the board. The proposal and related correspondence are enclosed as Appendix A. The operative language of the proposal is as follows:

> RESOLVED, that the shareholders of Sempra Energy ("Company") urge the Board of Directors to take the necessary steps to amend the bylaws to require that, subject to any presently existing contractual obligations of the Company, an independent director shall serve as Chairman of the Board of Directors, and that the Chairman of the Board of Directors shall not concurrently serve as the Chief Executive Officer.

Ms. Harris' proposal, if approved by shareholders, would also recommend an independent chairman of the board. The proposal and related correspondence are enclosed as Appendix B. The operative language of her proposal is as follows:

> Shareholders recommend the Board of Directors be chaired by an independent director rather than by an executive of the Company. This proposal shall not be construed as requesting the board to breach any contractual obligations.

The Central Laborers' proposal and Ms. Harris' proposal were each accompanied by a transmittal letter dated November 25. However, as shown by the facsimile transmission dates on the letters and proposals and by our own internal memoranda and responsive letters, Ms. Harris' proposal (Appendix B-1) was also transmitted and received by us on November 25* while the Central Laborers' proposal (Appendix A-1) was not transmitted and received by us until November 26.

On December 2, we wrote to the Central Laborers advising that, among other things, its proposal was substantially identical to the earlier received proposal from Ms. Harris. In that letter and subsequent correspondence, we requested the Central Laborers to withdraw its proposal subject to the inclusion of Ms. Harris' proposal in our proxy materials (Appendices A-2 and A-4) . But, to date, the Central Laborers has not responded to our request.

Discussion

The Central Laborers' proposal and Ms. Harris' earlier received proposal are identical in all substantive respects. Either proposal, if adopted by shareholders, would recommend that an independent director serve as chairman of the board.

Indeed, there are only two differences between the proposals. Neither is of any substantive significance whatsoever.

---

* Ms. Harris also retransmitted her proposal to us on November 26 (Appendix B-3). Except for the date of the related transmittal sheet, the retransmitted proposal, including the date and text of her accompanying letter, is identical to her November 25 transmission. Ms. Harris also twice subsequently revised the supporting statement for her proposal (Appendices B-5 and B-6) in response to comments she received from us but she has not in any manner altered the text of the proposal itself. Accordingly, November 25 is the correct date for purposes of determining when Ms. Harris' proposal was received. See, Lenox Bancorp, Inc. (January 11, 1999).

The Central Laborers' proposal, if approved by shareholders, would recommend that an independent chairman be implemented through a by-law amendment. Ms Harris' proposal, if approved by shareholders, would also recommend an independent chairman but does not specify an implementing mechanism.

This difference between the two proposals is totally insignificant. The California General Corporation Law to which Sempra Energy is subject provides, in Section 211, that bylaws may be adopted, amended, or repealed by the board. Consequently, a bylaw provision implementing the Central Laborers' independent chairman recommendation would be no more permanently binding on our board than a board policy or other board action to implement Ms. Harris' independent chairman recommendation. The implementing bylaw, policy or action could be altered or repealed by board action alone without any necessity for shareholder approval.

The Central Laborers' proposal also specifies that the independent director who serves as chairman "shall not concurrently serve as the Chief Executive Officer." Ms. Harris' proposal specifies that "an independent director rather than ... an executive of the Company" serve as chairman. Thus, at first glance, Ms. Harris' proposal appears to impose somewhat broader prohibitions on the selection of independent chairman then does the Central Laborers' proposal. But, that is simply not the case.

Both proposals would recommend that an "independent director" serve as chairman of the board. Neither the chief executive officer nor any other company executive could meet any meaningful test of "independence" to so serve. The varying references in the two proposals to executives and chief executive officer are unnecessary additions without any substantive effect.

Analysis

Rule 14a-8(i)(11) under the Securities Exchange Act of 1934 permits a company to omit from its proxy materials a shareholder proposal that "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." We expect to include Ms. Harris' proposal in the proxy materials for our 2004 Annual Meeting of Shareholders and to omit the Central Laborers' proposal as substantially duplicative of Ms. Harris' earlier received proposal. If, for any reason whatsoever, Ms. Harris' proposal were not to be included in our proxy materials, we would so include the Central Laborers' proposal.

Under Rule 14a-8(i)(11) proposals are substantially duplicative if they address substantially the same core issues and principles even though they differ in terms or breadth. See generally, Verizon Communications Inc. (January 31, 2001); Freeport-McMoRan Copper & Gold, Inc (February 22, 1999); Excel Industries, Inc. (January 26, 1999); and Pacific Enterprises (February 26, 1992).

In its various letters applying the core issues and principles standard, the Staff has consistently concluded that proposals that are far less similar to one another than those submitted to us by Ms. Harris and the Central Laborers are substantially duplicative.

The two proposals submitted to us clearly address the same core issues – an independent chairman of the board. And as discussed above they differ from one another only in an entirely non-substantive manner.

They differ non-substantively in implementation methodology with one requesting implementation by a bylaw amendment and the other requesting implementation without specifying a methodology for doing so. But either implementation could be subsequently reversed by the board action alone without any requirement for shareholder approval.

Moreover, the Staff has consistently concluded that even substantive differences in implementation methodology (unlike the differences in the two proposals submitted to us) do not alter the core issues and principles standard for determining substantial duplication. For example, in Metromedia International Group, Inc. (March 27, 2001) the Staff considered two proposals relating to the call of special meetings of shareholders. The earlier received proposal, if approved by shareholders, would have *requested the board to amend* Metromedia's certificate of incorporation to permit shareholders to take action by written consent and to call special meetings of shareholders. The later received proposal, if approved by shareholders, *would have amended Metromedia's bylaws (without the necessity for any board approval)* to provide that shareholders could call special meetings. The Staff concluded that the later mandatory bylaw proposal was substantially duplicative of the earlier precatory proposal and concurred in Metromedia's omission of the mandatory bylaw proposal from its proxy materials.

Similarly in ENCOR Group Inc. (May 16, 2000) the Staff concluded that a proposal that, if approved by shareholders, would have adopted a bylaw (without the necessity for any board action) requiring the redemption of outstanding shareholders rights was substantially duplicative of an earlier received proposal that would have requested the board to redeem the rights. See also, UAL Corporation (December 17, 2001) (proposal to adopt, without the necessity for any board action, a bylaw to permit shareholders to call special meetings substantially duplicative of earlier proposal to request the board to take action to permit such call); USG Corporation (January 11, 2000) (proposal requesting rights redemption substantively duplicative of an earlier proposal mandating that redemption); and Masco Corporation (March 27, 1992) (proposal requesting that the board amend the bylaws to provide for a majority of independent directors substantially duplicative of an earlier proposal to adopt, without the necessity for any board approval, a bylaw that would require the board to nominate a majority of independent directors).

As also discussed above, the two proposals that we have received differ in apparent but not in actual breadth. If implemented, one would require that the independent director chairman of the board not be an executive of the company while the other would require that the independent director chairman not be the chief executive officer. Of course, this difference is only apparent since neither the company's chief executive officer nor any of its executives could conceivably qualify as an "independent director".

Moreover, the Staff has consistently concluded that even substantive differences in breadth (unlike the differences in the two proposals submitted to us) do not alter the core issues and principles standard for determining substantial duplication. For example, in American Power Conversion Corporation (March 29, 2002) the Staff considered two proposals relating to independent directors. The earlier received proposal, if approved by shareholders, would have requested a board policy to nominate a *substantial majority* of independent directors. The later received proposal, if adopted by shareholders, would have requested the board to establish a goal of a board with at least *two thirds* independent directors. The Staff concluded that the later two-thirds minimum proposal was substantially duplicative of the earlier substantial majority proposal and concurred in the omission of the two-thirds proposal from American Power's proxy materials. Similarly in Monsanto Company (February 7, 2000) the Staff concluded that a proposal to elect directors annually was substantially duplicative of an earlier proposal to elect all directors every third year. See also, Tyco International Ltd. (December 16, 2002) (proposal to reincorporate in the United States substantially duplicative of an earlier proposal to reincorporate in Delaware) and California Jockey Club (March 12, 1996) (proposal for mandatory retirement age of 72 for directors and officers substantially duplicative of earlier received proposal for mandatory retirement age of 72 for directors alone).

Here the two proposals clearly address the same core issues and principles – an independent chairman of the board. They differ from one another to a much lesser extent than other proposals that the Staff has concluded are substantially duplicative. Indeed, the two proposals are in all respects substantively identical. And we received Ms. Harris' proposal before receiving the Central Laborers' proposal.

Accordingly, we intend to include Ms. Harris' proposal in our proxy materials, and we may properly omit and intend to omit the Central Laborers' proposal from the proxy materials in reliance upon Rule 14a-8(i)(11).

Please confirm that the Staff will not recommend to the Commission any enforcement action if Ms. Harris' proposal is included in and the Central Laborers' proposal is omitted from the proxy materials for our 2004 Annual Meeting of Shareholders.

In accordance with Rule 14a-8(j), I am enclosing six copies of this letter together with the appendices thereto. An additional copy of this letter, together with the appendices, is being concurrently provided to the Central Laborers. If you have any questions regarding this matter or if I can be of any assistance to you in any way, please do not hesitate to telephone me.

Very truly yours,

Gary W. Kyle

Enclosures

cc: Barry McAnarney
Executive Director
Central Laborers' Pension, Welfare & Annuity Funds
P.O. Box 1267
Jacksonville, IL 62651

Linda Priscilla
Corporate Governance Advisor
Laborers' International Union of North America Corporate Governance Project
905 16th Street, N.W.
Washington D.C. 20006

Separate Chair and CEO Proposal

RESOLVED, that the shareholders of Sempra Energy ("Company") urge the Board of Directors to take the necessary steps to amend the by-laws to require that, subject to any presently existing contractual obligations of the Company, an independent director shall serve as Chairman of the Board of Directors, and that the Chairman of the Board of Directors shall not concurrently serve as the Chief Executive Officer.

SUPPORTING STATEMENT

The Board of Directors is elected by shareholders to oversee management and its Chairman provides leadership for the Board. The Business Roundtable has noted that "the paramount duty of the board of directors is to select a Chief Executive Officer and to oversee the CEO and other senior management . . . ." The Business Roundtable, Principles of Corporate Governance, May 2002.

We believe that to be effective, a board of directors must be led by a Chairman who is independent of management, for, in our opinion, having the same individual serve in both positions necessarily impairs the Chairman's ability to hold the CEO accountable.

The Conference Board recently issued a report on corporate governance. The Commission's members included John Snow, U.S. Treasury Secretary and Former Chairman of CSX Corporation; John Bogle, the Founder and former Chairman of Vanguard Group; Arthur Levitt Jr., former SEC Chairman; and former Federal Reserve System Chairman Paul Volcker. Its report stated:

> The Commission is profoundly troubled by the corporate scandals of the recent past. The primary concern in many of these situations is that strong CEOs appear to have exerted a dominant influence over their boards, often stifling the efforts of directors to play the central oversight role needed to ensure a healthy system of corporate governance. . . .
>
> The ultimate responsibility for good corporate governance rests with the board of directors. Only a strong, diligent and independent board of directors that understands the key issues, provides wise counsel and asks management the tough questions is capable of ensuring that the interests of shareowners as well as other constituencies are being properly served. The Conference Board Commission on Public Trust and Private Enterprise, Findings and Recommendations, Jan. 9, 2003.

The Report discussed three principal approaches to provide the appropriate balance between board and CEO functions, including:

> The roles of Chairman and CEO would be performed by two separate individuals, and the Chairman would be one of the independent directors. The Commission recommends that each corporation give careful consideration, based on its particular circumstances, to separating the offices of the Chairman and Chief Executive Officer. The Commission believes that separating the positions of Chairman and CEO is fully consistent with the objectives of the [Sarbanes-Oxley] Act, the proposed New York Stock Exchange listing requirements, and the proposed NASDAQ requirements, and that separating the roles of Chairman and CEO enhances implementation of the Act and stock exchange reforms.

Our Company's Chairman is also its CEO. We urge your support for this proposal to have an independent director serve as Chairman.

usbank. Five Star Service Guaranteed

Institutional Trust & Custody
PO Box 387
St. Louis, MO 63166-0387
314 418-2520 fax

November 25, 2003

Thomas C. Sanger, Corporate Secretary
Sempra Energy
101 Ash Street
PO Box 129400
San Diego, CA 92101

Re: Shareholder Proposal

Dear Mr. Sanger:

U.S. Bank holds 1,289 shares of Sempra Energy common stock beneficially for Central Laborers' Pension Fund, the proponent of a shareholder proposal submitted to Sempra Energy and submitted in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock held by the Board of Trustees of the Central Laborers' Pension Fund were purchased prior to November 25, 2002 and the fund continues to hold said stock.

Please contact me if there are any questions regarding this matter.

Sincerely,

Rebecca Hassard

Rebecca Hassard
Account Manager

CENTRAL LABORERS' PENSION, WELFARE & ANNUITY FUNDS

P.O. BOX 1267 • JACKSONVILLE, IL 62651 • (217) 243-8521 • FAX (217) 245-1293

November 25, 2003

Thomas C. Sanger, Corporate Secretary
Sempra Energy
101 Ash Street
PO Box 129400
San Diego, CA 92101

Re: Shareholder Proposal

Dear Mr. Sanger:

On behalf of the Central Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Sempra Energy ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 1,289 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission.

The Fund, like many other Building Trades' pension funds, is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Linda Priscilla at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. Linda Priscilla, Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

Barry McAnarney
Executive Director

C: Linda Priscilla
Enclosure

Sempra Energy

Memo

To: Steve Baum
Javade Chaudhri
Gary Kyle

From: Tom Sanger

Date: December 1, 2003

Re: **Shareholder Proposal**

The attached shareholder proposal from the Central Laborers' Pension, Welfare & Annunity Funds was received by facsimile Wednesday afternoon. The proposal seeks to have shareholders recommend that the board amend the by-laws to call for the appointment of an independent director as the board's chairman and to prevent the chairman from serving concurrently as the CEO. This proposal appears to largely duplicate the proposal submitted by Marta Harris on Tuesday. I will defer to Gary Kyle as to whether the Harris proposal trumps this latest labor proposal.

Sempra Energy®

Gary W. Kyle
Chief Corporate Counsel

101 Ash Street, HQ12A
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
gkyle@sempra.com

December 2, 2003

Via Federal Express
Barry McAnarney
Executive Director
Central Laborers' Pension, Welfare & Annuity Funds
P.O. Box 1267
Jacksonville, IL 62651

Linda Priscilla
Corporate Governance Advisor
Laborers' International Union of North America Corporate Governance Project
905 16th Street, N.W.
Washington D.C. 20006

Re: Shareholder Proposal

Ladies and Gentlemen:

This letter will acknowledge our receipt on November 26th of the shareholder proposal submitted by Mr. Barry McAnarney on behalf of the Central Laborers' Pension Fund (the "Fund") for inclusion, pursuant to the Securities and Exchange Commission's Shareholder Proposal Rule, in the proxy materials for our 2004 Annual Meeting of Shareholders. It will also call your attention to certain matters that may permit us to omit the proposal from these materials.

Proof of Eligibility

Initially, we note that the Fund is not a registered holder of our shares. Accordingly, under the Shareholder Proposal Rule, the Fund must provide us with proof of its eligibility to submit a proposal. To do so, it must provide us with a written statement from the "record" holder of the Fund's shares verifying that, at the time its proposal was submitted, the Fund had continuously held at least $2000 in market value of our shares for at least one year.

The letter from U.S. Bank (stating that it holds our shares beneficially for the Fund) that accompanied the Fund's proposal does not satisfy this requirement. According to our transfer agent and registrar (whose letter to us is enclosed) U.S. Bank is not a record holder of our shares other than in the capacity as a custodian for a partnership unrelated to the Fund. Under the Shareholder Proposal Rule, proof of the Fund's eligibility must be provided by the *record* shareholder of the Fund's shares.

The required written proof of eligibility must be provided to us in a response postmarked, or transmitted electronically, no later than 14 days from the date you received this letter. A failure to do so would permit us to exclude the Fund's proposal from our proxy materials.

For your convenience, a copy of the Shareholder Proposal Rule is enclosed. Questions 2 and 6 of the enclosure address the eligibility and procedural requirements that the Fund must meet.

Duplicate Proposal

On the day prior to receiving the Fund's proposal we received from Marta Harris (President of Local 132 of the Utility Workers Union of America) a substantially identical shareholder proposal for inclusion in our proxy materials. Both Ms. Harris' proposal and the Fund's proposal would, if approved by shareholders, recommend that an independent director serve as our Chairman of the Board. A copy of Ms. Harris' proposal is enclosed for your information.

The Shareholder Proposal Rule permits us to omit from our proxy materials any proposal that substantially duplicates another proposal previously submitted by another proponent that will be included in our proxy materials. (See Item 11 of Question 9 of the enclosed copy of the Shareholder Proposal Rule.) Since we received Ms. Harris' proposal prior to receiving the Fund's proposal, we expect to include her proposal in, and omit the Fund's proposal from, our proxy materials.

Accordingly, we are asking that the Fund withdraw its proposal subject to Ms. Harris' proposal being included in our proxy materials. (Doing so would avoid the needless waste of resources involved in obtaining a ruling from Securities and Exchange Commission that we may exclude the Fund's proposal as substantially duplicative of Ms. Harris' proposal.) If for any reason Ms. Harris' proposal were not to included in our proxy materials, the Fund's proposal would be included subject to our having timely received proof of the Fund's eligibility to submit its proposal as discussed above.

If withdrawal of its proposal under these conditions is acceptable to the Fund, please so indicate by signing the enclosed copy of this letter in the space provided below and returning it to me in the enclosed self addressed postage paid envelope.

Very truly yours,

Gary W. Kyle

Proposal withdrawn on the conditions set forth above
CENTRAL LABORERS' PENSION FUND

BY________________________________

Enclosure

GWK/amv

EQUISERVE

Amilja Regan
Senior Account Manager
(201) 222-4239

December 2, 2003

Mr. Gary Kyle
Sempra Energy
101 Ash Street
San Diego, CA 92101

Dear Mr. Kyle:

As your transfer agent and registrar we advise you that U.S. Bank, or any variant of that name, has not at any time been (as custodian or trustee for the Central Laborers' Pension Fund, or any variant of that name, or otherwise) a record shareholder of Sempra Energy except for an account standing in the name of US Bank NA as custodian for the Kanthilal I Family Limited Partnership and an account standing in the name of US Bancorp Piper Jaffray Inc.

Sincerely,

Amilja Regan
Senior Account Manager

Innovative Leadership in Shareholder Services.

Sempra Energy®

Gary W. Kyle
Chief Corporate Counsel

101 Ash Street, HQ12A
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
gkyle@sempra.com

December 3, 2003

Via United States Postal Service
Barry McAnarney
Executive Director
Central Laborers' Pension, Welfare & Annuity Funds
P.O. Box 1267
Jacksonville, IL 62651

Linda Priscilla
Corporate Governance Advisor
Laborers' International Union of North America Corporate Governance Project
905 16th Street, N.W.
Washington D.C. 20006

Re: Shareholder Proposal – Duplicative Proposal of Marta Harris

Ladies and Gentlemen:

In my letter to you yesterday, I inadvertently omitted to enclose the shareholder proposal that we received from Marta Harris that duplicates the proposal you submitted. A copy of Ms. Harris' proposal is enclosed.

Very truly yours,

Gary W. Kyle

Enclosure

GWK/amv

#136637

SHAREHOLDER PROPOSAL REGARDING INDEPENDENT CHAIRMAN OF THE BOARD

Proposal:

Shareholders recommend the Board of Directors be chaired by an independent director rather than by an executive of the Company. This proposal shall not be construed as requesting the board to breach any contractual obligations.

Support:

The primary purpose of the Board of Directors is to protect shareholders' interest by providing independent oversight of management, including the CEO.

I believe a separation of the roles of Chairman and CEO will benefit shareholders at our company, where currently both roles are assumed by one individual.

In January 2003, the blue-ribbon Commission on Public Trust and Private Enterprise (organized by the Conference Board in N.Y.) issued a recommendation after a six-month investigation calling for corporations to separate the offices of chairman and CEO. This panel included several prominent figures in US finance, including Arthur Levitt, Paul Volker, John Snow, John Bogle, and Warren Rudman, Peter Gilbert, Lynn Sharp Paine, Ralph Larsen, and Peter Peterson.

Andrew Grove, Chairman of Intel Corp. (while Craig Barrett is its CEO) is quoted in Business Week (11/11/02) as follows: "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?"

In the UK, splitting the positions is common practice, with about [illegible]% of listed companies doing so. In 2003 a number of American companies have decided to split the two offices, including Dollar Thrifty Automotive, Nationwide Financial, and Synovus. The growing list of companies splitting the two positions includes WalMart, Campbell Soup, Chubb, Costco, Danaher, Alberto-Culver, MBNA, Pulte Homes, Nordstrom and Safeco.

In my view, the current combination of Chairman and CEO roles is a conflict of interest because one of the Chairman's main functions is supposed to be monitoring executive job performance.

Two-thirds of directors responding to a McKinsey & Co. survey favored splitting the roles of chairman and CEO. That survey was answered by 180 directors sitting on the boards of more than 500 U.S. companies. See www.mckinsey.com/practices/corporategovernance/PDF/DirectorOpinion.pdf.

Last year I made the proposal that our company's bylaws be amended to flatly require the chairmanship go to an independent director. The Board complained that this proposal would eliminate its "flexibility". To accommodate the Board's concern, my proposal this year simply encourages splitting of the CEO/Chairman positions, rather than absolutely requiring such separation.

Shareholders who do not want to support corporate governance changes absent performance problems should not forget that the dividend remains at $1.00, down sharply from the $1.56 paid during 1995-99.

Division of the roles of chairman and CEO would, I believe, strongly encourage management accountability.

A VOTE IS RECOMMENDED "FOR" THIS PROPOSAL.

Sempra Energy®

Gary W. Kyle
Chief Corporate Counsel

101 Ash Street, HQ12A
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
gkyle@sempra.com

December 4, 2003

Via United States Postal Service
Barry McAnarney
Executive Director
Central Laborers' Pension, Welfare & Annuity Funds
P.O. Box 1267
Jacksonville, IL 62651

Linda Priscilla
Corporate Governance Advisor
Laborers' International Union of North America Corporate Governance Project
905 16th Street, N.W.
Washington D.C. 20006

Re: Shareholder Proposal

Ladies and Gentlemen:

Please refer to my letters to you of December 2 and December 3 regarding the shareholder proposal submitted to us on behalf of the Central Laborers' Pension Fund.

We have now determined that U.S. Bank is a participant in The Depository Trust Company's book entry system. Consequently, we will accept the bank's November 25 letter that accompanied the proposal as sufficient proof of the fund's eligibility to submit its proposal.

However, as noted in my earlier letters, the fund's proposal substantially duplicates a proposal that we have previously received from Marta Harris. An additional copy of Ms. Harris' proposal is enclosed for your information. Since we received Ms. Harris' proposal prior to receiving the fund's proposal, we expect to include her proposal in, and omit the fund's proposal from, our proxy materials.

We are renewing our request that the fund withdraw its proposal subject to Ms. Harris' proposal being included in our proxy materials. If for any reason Ms. Harris' proposal were not to be included in our proxy materials, the fund's proposal would be so included.

If withdrawal of its proposal under these conditions is acceptable to the fund, please so indicate by signing the enclosed copy of this letter in the space provided below and returning it to me in the enclosed self addressed postage paid envelope.

Very truly yours,

Gary W. Kyle

Proposal withdrawn on the conditions set forth above
CENTRAL LABORERS' PENSION FUND

BY________________________________

Enclosures

GWK/amv

Appendix B-1

SHAREHOLDER PROPOSAL REGARDING INDEPENDENT CHAIRMAN OF THE BOARD

Proposal:

Shareholders recommend the Board of Directors be chaired by an independent director rather than by an executive of the Company. This proposal shall not be construed as requesting the board to breach any contractual obligations.

Support:

The primary purpose of the Board of Directors is to protect shareholders' interest by providing independent oversight of management, including the CEO.

I believe a separation of the roles of Chairman and CEO will benefit shareholders at our company, where currently both roles are assumed by one individual.

In January 2003, the blue-ribbon Commission on Public Trust and Private Enterprise (organized by the Conference Board in N.Y.) issued a recommendation after a six-month investigation calling for corporations to separate the offices of chairman and CEO. This panel included several prominent figures in US finance, including Arthur Levitt, Paul Volker, John Snow, John Bogle, and Warren Rudman, Peter Gilbert, Lynn Sharp Paine, Ralph Larsen, and Peter Peterson.

Andrew Grove, Chairman of Intel Corp. (while Craig Barrett is its CEO) is quoted in Business Week (11/11/02) as follows: "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?"

In the UK, splitting the positions is common practice, with about [illegible]0% of listed companies doing so. In 2003 a number of American companies have decided to split the two offices, including Dollar Thrifty Automotive, Nationwide Financial, and Synovus. The growing list of companies splitting the two positions includes WalMart, Campbell Soup, Chubb, Costco, Danaher, Alberto-Culver, MBNA, Pulte Homes, Nordstrom and Safeco.

In my view, the current combination of Chairman and CEO roles is a conflict of interest because one of the Chairman's main functions is supposed to be monitoring executive job performance.

Two-thirds of directors responding to a McKinsey & Co. survey favored splitting the roles of chairman and CEO. That survey was answered by 180 directors sitting on the boards of more than 500 U.S. companies. See www.mckinsey.com/practices/corporategovernance /PDF/DirectorOpinion.pdf.

Last year I made the proposal that our company's bylaws be amended to flatly require the chairmanship go to an independent director. The Board complained that this proposal would eliminate its "flexibility". To accommodate the Board's concern, my proposal this year simply encourages splitting of the CEO/Chairman positions, rather than absolutely requiring such separation.

Shareholders who do not want to support corporate governance changes absent performance problems should not forget that the dividend remains at $1.00, down sharply from the $1.56 paid during 1995-99.

Division of the roles of chairman and CEO would, I believe, strongly encourage management accountability.

A VOTE IS RECOMMENDED "FOR" THIS PROPOSAL.

Marta E Harris Retirement Account Summary July 1, 20[illegible] to September 30, 2003

Contributions

Contribution Type	This Period
Employee Total	$0.00
Employer Total	$0.00

Salary Deferrals per Pay Period	
Pre-Tax Deferral	5%

This section shows contributions made to your account, net of any contributions that may have been returned to you as an excess. It [illegible] not reflect any money you may have taken out of your account.

Investment Summary

Investment	Current Allocation as of September 30, 2003				Future [illegible]vestments as of Oct[illegible]er 15, 2003	
	Number of Shares	Share Price	Ending Balance	% of Assets	Employee Allocation	Employer Match
Growth						
Equity Index Trust	152.7860	$27.52	$4,204.67	10.5%	50%	0%
Sempra Energy Company Stock	1,047.9030	$29.36	$30,766.44	76.5%	0%	100%
Total Growth				**87.0%**		
Stability						
TRP Stable Value Fund Sch E	5,093.8800	$1.00	$5,093.88	12.7%	50%	0%
TRP Summit Cash Reserve Fund	122.8000	$1.00	$122.80	0.3%	0%	0%
Total Stability				**13.0%**		
Total			$40,187.79	100.0%	100%	100%

The percent of assets column reflects how your current assets are allocated. Future investments percentages show how new money wi[illegible] be allocated to your account as of the date in the section heading.

Activity by Investment

Investment	Beginning Balance	Cash In and Transfers In	Cash Out and Transfers Out	Gain/Loss Dividends	Gain/Loss Mark[illegible] Fluctuatio[illegible]	Ending Balance
Growth						
Equity Index Trust	$4,097.75	$0.00	- $0.04	$0.00	$106.9[illegible]	$4,204.67
Sempra Energy Company Stock	$29,635.92	$0.00	- $4.16	$259.73	$874.9[illegible]	$30,766.44
Stability						
TRP Stable Value Fund Sch E	$5,042.39	$0.00	- $0.05	$51.54	$0.0[illegible]	$5,093.88
TRP Summit Cash Reserve Fund	$122.60	$0.00	$0.00	$0.20	$0.0[illegible]	$122.80
Total	**$38,898.66**	**$0.00**	**- $4.25**	**$311.47**	**$981.91**	**$40,187.79**

What has your fund earned? Don't be misled by the market fluctuation number, which shows only the change in the fund's share price si[illegible] your last statement. It does not reflect the fund's payment of dividends and interest, nor the reinvestment of dividends and interest into your accou[illegible] When reviewing gain/loss, look at both the market fluctuation and the dividends and interest paid to determine performance.

T.RowePrice
INVEST WITH CONFIDENCE

Thomas Sanger, Corporate Secretary
Sempra Energy
101 Ash Street, HQ18
San Diego, CA 92101

RE: Shareholder proposal for 2004 proxy statement

Dear Mr. Sanger:

Pursuant to SEC Rule 14a-8 Currently I am awaiting written confirmation stating that I am the beneficial owner of more than $2,000 worth of Company stock. T.Rowe Price has assured me the confirmation will be sent to me in time to meet the deadline. They are awaiting the authorization from Sempra's Plan Administrator in order to release the confirmation.

In the absence of the written confirmation, I am forwarding you a copy of my latest Retirement Account Summary statement for the period of July 1, 2003 to September 30, 2003. Upon receipt of said confirmation, I will forward it to you. As you can see from the enclosed documentation, I am the beneficial owner of more than $2000 worth of such stock for more than a year.

Enclosed please find a shareholder proposal that I ask be included in management's proxy statement for the next annual meeting. It is my intention to keep on holding at least $2000 worth past that meeting. If you have any questions please contact me in writing.

Sincerely,

Marta E. Harris

November 25, 2003

MARTA E. HARRIS

FACSIMILE TRANSMITTAL SHEET

TO: Thomas Sanger, Corp.Secretary	FROM: Marta E. Harris
COMPANY: Sempra Energy	DATE: 11/25/2003
FAX NUMBER: 619 696-4508 (Ms. Susan Jones)	TOTAL NO. OF PAGES INCLUDING COVER: Five
PHONE NUMBER: 619 696-2034	SENDER'S REFERENCE NUMBER: 909 279-9368
RE: Share holder proposal	YOUR REFERENCE NUMBER: 909 279-4588 fax

X URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:

Dear Mr. Secretary:

Pursuant to SEC Rule 14a-8 I am currently awaiting written confirmation stating that I am the beneficial owner of more than $2000. worth of Company stock. T.Rowe Price assures me the written confirmation will be sent to me in time to meet the deadline. They are awaiting the authorization from Sempra's Plan Administrator in order to release this information.

In the absence of the written confirmation, I am forwarding you a copy of my latest Retirement Account Summary Statement for the period July 1, 2003 to September 30, 2003.

Upon receipt I will forward written confirmation.

Enclosed are: shareholder proposal for the 2004 proxy statement accompanied by declaration of shares held, copy of Retirement Account Summary and cover letter.

4728 GOLDEN RIDGE DRIVE
CORONA, CALIFORNIA 92880-9417
909 279-9368

Sempra Energy

Memo

To: Steve Baum
Javade Chaudhri
Gary Kyle

From: Tom Sanger

Date: November 25, 2003

Re: **Shareholder Proposal**

This afternoon we received via fax the attached shareholder proposal from Marta F. Harris, who is the SoCalGas union president. She submitted this same proposal a year ago.

/tcs
Attachment

Sempra Energy®

Gary W. Kyle
Chief Corporate Counsel

101 Ash Street, HQ12A
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
gkyle@sempra.com

November 26, 2003

Via Federal Express
Marta F. Harris
4728 Golden Ridge Drive
Corona, CA 92880-9417

Re: Shareholder Proposal

Dear Ms. Harris:

This letter acknowledges our receipt of your proposal for inclusion (pursuant to the Securities Exchange Commission's Shareholder Proposal Rule) in the proxy materials for our 2004 Annual Meeting of Shareholders. We also wish to call your attention to several deficiencies in your proposal that, if not promptly and appropriately corrected, would permit us to omit the proposal from the proxy materials.

Initially, we note that you are not a record holder of our shares. Consequently, we cannot ourselves verify your eligibility to submit a shareholder proposal.

Accordingly, under the Shareholder Proposal Rule, you must provide us with proof of your eligibility to submit a proposal. To do so, you will need to provide us with a written statement from the "record" holder of your shares verifying that, at the time your proposal was submitted, you had continuously held at least $2000 in market value of our shares for at least one year.

The account statements that you submitted with your proposal do not fulfill this requirement. Proof of eligibility must consist of a written statement from the record holder of your shares and must be to the effect set forth above.

Turning to the supporting statement for your proposal, the characterization of your proposal that was considered at our 2003 Annual Meeting as "absolutely requiring" a separation of the chairman and chief executive officer positions is incorrect. The proposal, if it had been approved by shareholders which it was not, would have recommended but not required that our board adopt a bylaw separating the positions. Consequently, your current proposal recommending a separation of these positions is of the same substantive effect as your earlier proposal.

Acceptance of either recommendation would preclude our board from combining the positions of chairman and chief executive officer. Thus, each would limit the flexibility of our board to act in a manner that it determines would best serve the interests of shareholders and deprive the board of flexibility to organize its functions and conduct its business in a manner it deems most desirable in then current circumstances. Your suggestion that your current proposal differs from your earlier proposal by preserving our board's "flexibility" is false and misleading.

Also false is your statement that we paid a $1.56 dividend "during 1995-99." Sempra Energy did not become a public company and begin paying dividends until 1998 upon the completion of the business combination of Pacific Enterprises and Enova Corporation. Moreover, the annual dividend paid by Pacific Enterprises had been less than $1.56.

In addition to providing us with timely requisite proof of your eligibility to submit a shareholder proposal, the false and misleading statements in your proposal must be timely and appropriately corrected if the proposal is to be included in our proxy materials.

Calling your attention to the foregoing deficiencies in your proposal does not, of course, waive any other basis that we may have for omitting your proposal from our proxy materials.

Very truly yours,

Gary W. Kyle

GWK/amv

SHAREHOLDER PROPOSAL REGARDING INDEPENDENT CHAIRMAN OF THE BOARD

Proposal:

Shareholders recommend the Board of Directors be chaired by an independent director rather than by an executive of the Company. This proposal shall not be construed as requesting the board to breach any contractual obligations.

Support:

The primary purpose of the Board of Directors is to protect shareholders' interest by providing independent oversight of management, including the CEO.

I believe a separation of the roles of Chairman and CEO will benefit shareholders at our company, where currently both roles are assumed by one individual.

In January 2003, the blue-ribbon Commission on Public Trust and Private Enterprise (organized by the Conference Board in N.Y.) issued a recommendation after a six-month investigation calling for corporations to separate the offices of chairman and CEO. This panel included several prominent figures in US finance, including Arthur Levitt, Paul Volker, John Snow, John Bogle, and Warren Rudman, Peter Gilbert, Lynn Sharp Paine, Ralph Larsen, and Peter Peterson.

Andrew Grove, Chairman of Intel Corp. (while Craig Barrett is its CEO) is quoted in Business Week (11/11/02) as follows: "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?"

In the UK, splitting the positions is common practice, with about 90% of listed companies doing so. In 2003 a number of American companies have decided to split the two offices, including Dollar Thrifty Automotive, Nationwide Financial, and Synovus. The growing list of companies splitting the two positions includes WalMart, Campbell Soup, Chubb, Costco, Danaher, Alberto-Culver, MBNA, Pulte Homes, Nordstrom and Safeco.

In my view, the current combination of Chairman and CEO roles is a conflict of interest because one of the Chairman's main functions is supposed to be monitoring executive job performance.

Two-thirds of directors responding to a McKinsey & Co. survey favored splitting the roles of chairman and CEO. That survey was answered by 180 directors sitting on the boards of more than 500 U.S. companies. See www.mckinsey.com/practices/corporategovernance /PDF/DirectorOpinion.pdf.

Last year I made the proposal that our company's bylaws be amended to flatly require the chairmanship go to an independent director. The Board complained that this proposal would eliminate its "flexibility". To accommodate the Board's concern, my proposal this year simply encourages splitting of the CEO/Chairman positions, rather than absolutely requiring such separation.

Shareholders who do not want to support corporate governance changes absent performance problems should not forget that the dividend remains at $1.00, down sharply from the $1.56 paid during 1995-99.

Division of the roles of chairman and CEO would, I believe, strongly encourage management accountability.

A VOTE IS RECOMMENDED "FOR" THIS PROPOSAL.

Marta E Harris Retirement Account Summary July 1, 2003 to September 30, 2003

Contributions

Contribution Type	This Period	Salary Deferrals per Pay Period	
		Pre-Tax Deferral	5%
Employee Total	$0.00		
Employer Total	$0.00		

This section shows contributions made to your account, net of any contributions that may have been returned to you as an excess. It does not reflect any money you may have taken out of your account.

Investment Summary

Investment	Current Allocation as of September 30, 2003				Future Investments as of October 15, 2003	
	Number of Shares	Share Price	Ending Balance	% of Assets	Employee Allocation	Employer Match
Growth						
Equity Index Trust	152.7860	$27.52	$4,204.67	10.5%	50%	0%
Sempra Energy Company Stock	1,047.9030	$29.36	$30,766.44	76.5%	0%	100%
Total Growth				**87.0%**		
Stability						
TRP Stable Value Fund Sch E	5,093.8800	$1.00	$5,093.88	12.7%	50%	0%
TRP Summit Cash Reserve Fund	122.8000	$1.00	$122.80	0.3%	0%	0%
Total Stability				**13.0%**		
Total			$40,187.79	100.0%	100%	100%

The percent of assets column reflects how your current assets are allocated. Future investments percentages show how new money will be allocated to your account as of the date in the section heading.

Activity by Investment

Investment	Beginning Balance	Cash In and Transfers In	Cash Out and Transfers Out	Gain/Loss Dividends	Gain/Loss Market Fluctuation	Ending Balance
Growth						
Equity Index Trust	$4,097.75	$0.00	- $0.04	$0.00	$106.96	$4,204.67
Sempra Energy Company Stock	$29,635.92	$0.00	- $4.16	$259.73	$874.95	$30,766.44
Stability						
TRP Stable Value Fund Sch E	$5,042.39	$0.00	- $0.05	$51.54	$0.00	$5,093.88
TRP Summit Cash Reserve Fund	$122.60	$0.00	$0.00	$0.20	$0.00	$122.80
Total	**$38,898.66**	**$0.00**	**- $4.25**	**$311.47**	**$981.91**	**$40,187.79**

What has your fund earned? Don't be misled by the market fluctuation number, which shows only the change in the fund's share price since your last statement. It does not reflect the fund's payment of dividends and interest, nor the reinvestment of dividends and interest into your account. When reviewing gain/loss, look at both the market fluctuation and the dividends and interest paid to determine performance.

T.Rowe Price
INVEST WITH CONFIDENCE

Thomas Sanger, Corporate Secretary
Sempra Energy
101 Ash Street, HQ18
San Diego, CA 92101

RE: Shareholder proposal for 2004 proxy statement

Dear Mr. Sanger:

Pursuant to SEC Rule 14a-8 Currently I am awaiting written confirmation stating that I am the beneficial owner of more than $2,000 worth of Company stock. T.Rowe Price has assured me the confirmation will be sent to me in time to meet the deadline. They are awaiting the authorization from Sempra's Plan Administrator in order to release the confirmation.

In the absence of the written confirmation, I am forwarding you a copy of my latest Retirement Account Summary statement for the period of July 1, 2003 to September 30, 2003. Upon receipt of said confirmation, I will forward it to you. As you can see from the enclosed documentation, I am the beneficial owner of more than $2000 worth of such stock for more than a year.

Enclosed please find a shareholder proposal that I ask be included in management's proxy statement for the next annual meeting. It is my intention to keep on holding at least $2000 worth past that meeting. If you have any questions please contact me in writing.

Sincerely,

November 25, 2003

Marta E. Harris

MARTA E. HARRIS

FACSIMILE TRANSMITTAL SHEET

TO: Thomas Sanger, Corp.Secretary	FROM: Marta E. Harris
COMPANY: Sempra Energy	DATE: 11/26/2003
FAX NUMBER: 619 696-4443	TOTAL NO. OF PAGES INCLUDING COVER: Five
PHONE NUMBER: 619 696-2034	SENDER'S REFERENCE NUMBER: 909 279-9368
RE: Share holder proposal	YOUR REFERENCE NUMBER: 909 279-4588 fax

x URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS: FACSIMILE ALSO SENT TO 619 696-4508 ON 11/25/03 AT 15:53

Dear Mr. Secretary:

Pursuant to SEC Rule 14a-8 I am currently awaiting written confirmation stating that I am the beneficial owner of more than $2000. worth of Company stock. T.Rowe Price assures me the written confirmation will be sent to me in time to meet the deadline. They are awaiting the authorization from Sempra's Plan Administrator in order to release this information.

In the absence of the written confirmation, I am forwarding you a copy of my latest Retirement Account Summary Statement for the period July 1, 2003 to September 30, 2003.

Upon receipt I will forward written confirmation.

Enclosed are: shareholder proposal for the 2004 proxy statement accompanied by declaration of shares held, copy of Retirement Account Summary statement with cover letter.

4728 GOLDEN RIDGE DRIVE
CORONA, CALIFORNIA 92880-9417
909 279-9368

Sempra Energy®

Gary W. Kyle
Chief Corporate Counsel

101 Ash Street, HQ12A
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
gkyle@sempra.com

December 1, 2003

Via Federal Express
Marta F. Harris
4728 Golden Ridge Drive
Corona, CA 92880-9417

Re: Shareholder Proposal

Dear Ms. Harris:

On November 25 we received from you a fax of your shareholder proposal that is the subject of my letter to you of November 26. However, on November 26 we also received from you another facsimile transmission which (except for its date) appears to be identical to your November 25 transmission.

To avoid any confusion, I want to reiterate the substance of my letter to you of November 26 which is equally applicable to both of your communications.

You are not a record holder of our shares. Consequently, we cannot ourselves verify your eligibility to submit a shareholder proposal.

Accordingly, under the Shareholder Proposal Rule, you must provide us with written proof of your eligibility to submit a proposal. To do so you will need to provide us with a written statement from the "record" holder of your shares verifying that, at the time your proposal was submitted, you had continuously held at least $2000 in market value of our shares for at least one year.

The account statements that you submitted with your fax communications do not fulfill this requirement. Proof of eligibility must consist of a written statement from the record holder of your shares and must be to the effect set forth above.

The written proof of eligibility must be provided to us in a response postmarked, or transmitted electronically, no later than 10 days from the date you received this letter. A failure to do so would permit us to exclude your proposal from our proxy statement.

For your convenience, a copy of the Shareholder Proposal Rule is enclosed. Questions 3 and 6 address the eligibility and procedural requirements that you are required to follow.

As also noted in my letter of November 26, the characterization of your proposal that was considered at our 2003 Annual Meeting as "absolutely requiring" a separation of the chairman and chief executive officer positions is incorrect. Acceptance of the recommendation in your earlier proposal or in your current proposal would limit the flexibility of our board. Your suggestion that your current proposal differs from your earlier proposal by preserving our board's "flexibility" is false and misleading.

Also false is your statement that we paid a $1.56 dividend "during 1995-99." Sempra Energy did not become a public company and begin paying dividends until 1998.

In addition to providing us with timely requisite proof of your eligibility to submit a shareholder proposal, the false and misleading statements in your proposal must be timely and appropriately corrected if the proposal is to be included in our proxy materials.

Calling your attention to the foregoing deficiencies in your proposal does not, of course, waive any other basis that we may have for omitting your proposal from our proxy materials.

Very truly yours,

Gary W. Kyle

Enclosure

GWK/amv

SHAREHOLDER PROPOSAL REGARDING INDEPENDENT CHAIRMAN OF THE BOARD

Proposal:

Shareholders recommend the Board of Directors be chaired by an independent director rather than by an executive of the Company. This proposal shall not be construed as requesting the board to breach any contractual obligations.

Support:

The primary purpose of the Board of Directors is to protect shareholders' interest by providing independent oversight of management, including the CEO.

I believe a separation of the roles of Chairman and CEO will benefit shareholders at our company, where currently both roles are assumed by one individual.

In January 2003, the blue-ribbon Commission on Public Trust and Private Enterprise (organized by the Conference Board in N.Y.) issued a recommendation after a six-month investigation calling for corporations to separate the offices of chairman and CEO. This panel included several prominent figures in US finance, including Arthur Levitt, Paul Volker, John Snow, John Bogle, and Warren Rudman, Peter Gilbert, Lynn Sharp Paine, Ralph Larsen, and Peter Peterson.

Andrew Grove, Chairman of Intel Corp. (while Craig Barrett is its

CEO) is quoted in Business Week (11/11/02) as follows: "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?"

In the UK, splitting the positions is common practice, with about 90% of listed companies doing so. In 2003 a number of American companies have decided to split the two offices, including Dollar Thrifty Automotive, Nationwide Financial, and Synovus. The growing list of companies splitting the two positions includes WalMart, Campbell Soup, Chubb, Costco, Danaher, Alberto-Culver, MBNA, Pulte Homes, Nordstrom and Safeco.

In my view, the current combination of Chairman and CEO roles is a conflict of interest because one of the Chairman's main functions is supposed to be monitoring executive job performance.

Two-thirds of directors responding to a McKinsey & Co. survey favored splitting the roles of chairman and CEO. That survey was answered by 180 directors sitting on the boards of more than 500 U.S. companies. See www. mckinsey.com/ practices/ corporategovernance /PDF/ DirectorOpinion.pdf.

Last year I made the proposal recommending that our company's bylaws be amended to flatly require the chairmanship go to an independent director. The Board complained that this proposal would eliminate its "flexibility". To accomodate the Board's concern, my proposal this year simply encourages splitting of the

CEO/Chairman positions, rather than asking for a bylaw absolutely requiring such separation.

Shareholders who do not want to support corporate governance changes absent performance problems should not forget ~~that~~ the dividend problems.~~remains at $1.00, down sharply from the $1.56 paid during 1995–99.~~

Division of the roles of chairman and CEO would, I believe, strongly encourage management accountability.

A VOTE IS RECOMMENDED “FOR” THIS PROPOSAL.

MARTA E. HARRIS

FACSIMILE TRANSMITTAL SHEET

TO: Gary Kyle, Chief Corp. Counsel	FROM: Marta E. Harris
COMPANY: Sempra Energy	DATE: 12/10/2003
FAX NUMBER: 619 696-4443	TOTAL NO. OF PAGES INCLUDING COVER: Four pages total
PHONE NUMBER: 619 696-4373	SENDER'S REFERENCE NUMBER: 909 279-9368
RE: Share holder proposal	YOUR REFERENCE NUMBER: 909 279-4588 fax

X URGENT X FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:

Dear Mr. Kyle:

To follow as part of this facsimile is a copy of my shareholder proposal supporting statement revised to address your concerns. For you convenience the copy I am submitting clearly highlights the revisions that were made. If you have other concerns please let me know in writing.

It is my intent to submit this proposal for inclusion in the upcoming Sempra Energy Shareholder's Meeting in 2004.

Thank you for your consideration.

Sincerely,

Marta E. Harris

4728 GOLDEN RIDGE DRIVE
CORONA, CALIFORNIA 92880-9417
909 279-9368

SHAREHOLDER PROPOSAL REGARDING INDEPENDENT CHAIRMAN OF THE BOARD

Proposal:

Shareholders recommend the Board of Directors be chaired by an independent director rather than by an executive of the Company. This proposal shall not be construed as requesting the board to breach any contractual obligations.

Support:

The primary purpose of the Board of Directors is to protect shareholders' interest by providing independent oversight of management, including the CEO.

I believe a separation of the roles of Chairman and CEO will benefit shareholders at our company, where currently both roles are assumed by one individual.

In January 2003, the blue-ribbon Commission on Public Trust and Private Enterprise (organized by the Conference Board in N.Y.) issued a recommendation after a six-month investigation calling for corporations to separate the offices of chairman and CEO. This panel included several prominent figures in US finance, including Arthur Levitt, Paul Volker, John Snow, John Bogle, and Warren Rudman, Peter Gilbert, Lynn Sharp Paine, Ralph Larsen, and Peter Peterson.

Andrew Grove, Chairman of Intel Corp. (while Craig Barrett is its CEO) is quoted in Business Week (11/11/02) as follows: "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?"

In the UK, splitting the positions is common practice, with about 90% of listed companies doing so. In 2003 a number of American companies have decided to split the two offices, including Dollar Thrifty Automotive, Nationwide Financial, and Synovus. The growing list of companies splitting the two positions includes WalMart, Campbell Soup, Chubb, Costco, Danaher, Alberto-Culver, MBNA, Pulte Homes, Nordstrom and Safeco.

In my view, the current combination of Chairman and CEO roles is a conflict of interest because one of the Chairman's main functions is supposed to be monitoring executive job performance.

Two-thirds of directors responding to a McKinsey & Co. survey favored splitting the roles of chairman and CEO. That survey was answered by 180 directors sitting on the boards of more than 500 U.S. companies. See www.mckinsey.com/practices/corporategovernance /PDF/DirectorOpinion.pdf.

Last year I made the proposal recommending that our company's bylaws be amended to flatly require the chairmanship go to an independent director.

Shareholders who do not want to support corporate governance changes absent performance problems should not forget that the dividend is down sharply from the $1.56 paid in 1999.

Division of the roles of chairman and CEO would, I believe, strongly encourage management accountability.

A VOTE IS RECOMMENDED "FOR" THIS PROPOSAL.

MARTA E. HARRIS

FACSIMILE TRANSMITTAL SHEET

TO: Gary Kyle, Chief Corp. Counsel	FROM: Marta E. Harris
COMPANY: Sempra Energy	DATE: 12/15/2003
FAX NUMBER: 619 696-4443	TOTAL NO. OF PAGES INCLUDING COVER: Four pages total
PHONE NUMBER: 619 696-4373	SENDER'S REFERENCE NUMBER: 909 279-9368
RE: Share holder proposal	YOUR REFERENCE NUMBER: 909 279-4588 fax

X URGENT X FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:

Dear Mr. Kyle:

To follow as part of this facsimile is a copy of my shareholder proposal supporting statement revised to address your concems. I believe I have made several considerable revisions that you pointed out. In particular the wording regarding flexibility has entirely been deleted.

The wording regarding dividend problems-also deleted and revised to state as you recommended, "down sharply from the $1.56 paid in 1999.

I believe this version of my proposal you will find to be more appropriately worded and should be final, requiring no other changes.

Once again I am submitting this proposal for inclusion in the upcoming Sempra Energy Shareholder's Meeting of 2004. Please notify me of your acceptance to the enclosed proposal.

Thank you for your consideration.

Sincerely,

Marta E. Harris

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 23, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sempra Energy
Incoming letter dated December 17, 2003

The proposal urges the board to take the necessary steps to require that an independent director shall serve as Chairman of the Board of Directors.

There appears to be some basis for your view that Sempra may exclude the proposal under rule 14a-8(i)(11) as substantially duplicative of a previously received proposal that you reference in your letter and expect to include in Sempra's proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Sempra omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Anne Nguyen
Attorney-Advisor